ALPINE AIR EXPRESS, INC.

1177 Alpine Air Way

Provo, Utah 84601

November 4, 2011

Chanda DeLong, Esq.

Peggy Kim, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549

Re:

Alpine Air Express, Inc.

Amendment No. 2 to Schedule 13E-3 filed by Alpine Air Express, Inc. and Eugene R. Mallette

Filed October 18, 2011

File No. 005-59541

Amended Preliminary Proxy Statement on Schedule 14C

Filed October 18, 2011

File No.  000-27011

Dear Ms. Delong and Ms. Kim:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated October 31, 2011, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer-redlined copies.

Schedule 13E-3

Comment No. 1

We note your response to our prior comment one and reissue in part. Please revise, on page one of the opinion dated July 22, 2011, the sentence in which you state that you have “previously provided an opinion as to the fairness of the transaction to the unaffiliated non-continuing shareholders and unaffiliated continuing shareholders of Alpine,” as it appears inconsistent with your response. We note that you provided a prior valuation, as opposed to a prior opinion as to the fairness of the transaction.

Response

The opinion has been revised.

Schedule 14C

Comment No. 2

We note your response to comment two in our letter dated September 22, 2011 and your statement that Mr. Mallete will vote for the Transaction and that the other directors indicated that they would vote but then withdrew their consents. In your disclosure, however, you state that the reverse and forward stock splits were already approved by the board and a majority of the shareholders. Please revise your disclosure in the information statement to specifically indicate whether (1) Mr. Mallette and the other directors already consented to the reverse and forward stock splits and then the other directors withdrew their consents or (2) there will be a future stockholder vote but you are not soliciting proxies for the meeting and that Mr. Mallette has indicated that he will vote for the reverse and forward stock splits at the meeting. If applicable, please advise

Chanda DeLong, Esq.

Peggy Kim, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

November 3, 2011

us of your basis under state law if you intend to have a future stockholder vote but you will not be soliciting proxies. We may have further comment.

Response

The disclosure has been revised to make it clearer that all directors have voted, as directors, for the transaction and that Mr. Mallette voted as a shareholder.  All directors that agreed to vote in their capacity as shareholders have withdrawn their “shareholder vote” and only Mr. Mallette voted as a shareholder.  As the filing is still preliminary, and the consent and effectiveness are required to be within a set number of days, Mr. Mallette’s consent may have to be updated based on when final approval from the SEC is received.  Prior to the definitive being filed, the consent will be executed with the effective date set twenty days from the date of mailing.  Since these dates have to be set, under Delaware law, at certain times related to the effective date, we may have to update based on the final approval date of the SEC; however, only Mr. Mallette’s consent will be used and is needed to approve the transaction.  We believe the disclosure reflects these facts.

Comment No. 3

We note your response to comment four in our letter dated September 22, 2011; however, we reissue our comment. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the information statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item of the Schedule 13E-3 appears in the information statement and is incorporated by reference in the Schedule 13E-3. In addition, please revise the disclosure in the information statement to include a specific statement as to whether Mr. Mallette believes the Rule 13e-3 transaction is fair to the unaffiliated security holders who will receive cash and to the unaffiliated security holders who will continue to hold common stock. If Mr. Mallette relied upon the analyses of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation MA, such as the financial advisor or special committee, then revise the disclosure in the information statement to state that Mr. Mallette expressly adopts, rather than agrees with, the conclusion and analyses of the other party.

Response

In an effort to be clearer on Mr. Mallette’s “adoption” of the analysis, we have added a new section into the information statement which has been incorporated into the 13E filing reflecting Mr. Mallette’s agreement and adoption of the analysis of the Special Committee and the disclosure in the information statement.

Summary of HVA’s Analysis, page 22

Comment No. 4

We note your response to comment 8 in our letter dated September 22, 2011. Please consider abbreviating your lengthy discussion of discount rates and control premiums so that your disclosure focuses on the reasons for using the particular discount rates or control premiums under each analysis.

Response

We have modified the disclosure reducing the lengthy discussion to be more focused on the reasons for the discount rates.

The Company acknowledging that:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•  staff comments or changes to disclosure in response to staff comments do not foreclose the

Chanda DeLong, Esq.

Peggy Kim, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

November 3, 2011

Commission from taking any action with respect to the ﬁling; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

ALPINE AIR EXPRESS, INC.

/s/ Eugene C. Mallette

Chief Executive Officer